SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 14, 2002

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9.   Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on June 14, 2002 as follows:

**CLEVELAND-CLIFFS ANNOUNCES
ELECTION OF TWO NEW DIRECTORS**

CLEVELAND, OH – June 14, 2002 – Cleveland-Cliffs Inc (NYSE:CLF) announced today the election of two new Board members, Roger Phillips and Richard K. Riederer.

The elections of Mr. Phillips and Mr. Riederer increase Cliffs' Board membership to 11 persons. Mr. Phillips is the retired president and chief executive officer of IPSCO Inc. Mr. Riederer is the retired president and chief executive officer of Weirton Steel Corporation.

John S. Brinzo, Cliffs' chairman and chief executive officer, said, "We are delighted with the additions of Roger Phillips and Dick Riederer to our Board. Their broad industry knowledge and records of accomplishment and change creation will be strong assets for Cleveland-Cliffs as we remake our business and focus on Company growth."

Roger Phillips

Mr. Phillips retired as president and chief executive officer of IPSCO Inc. on January 1, 2002, a position he held since 1982. Mr. Phillips led the transition of IPSCO from a regional pipe and tube company to an international steel-producing giant. Prior to joining IPSCO, Mr. Phillips occupied a number of executive positions with Alcan Inc.

Mr. Phillips also serves on the Boards of Canadian Pacific Railway Limited, Fording Inc., the Toronto Dominion Bank, and Imperial Oil Limited.

Mr. Phillips earned bachelor degrees in Physics and Mathematics from McGill University. He was the 2002 recipient of the prestigious Gary Memorial Medal awarded by the American Iron and Steel Institute for extraordinary contributions to the North American steel industry.

Richard K. Riederer

Mr. Riederer retired in 2001 as president and chief executive officer of Weirton Steel Corporation. He joined Weirton Steel in 1989 as executive vice president and chief financial officer and was elected president in 1995. During his term of office he implemented numerous business initiatives that significantly improved the company. Prior to Weirton Steel he served in executive positions with Harnisfeger Industries and Allis Chalmers Corporation.

Mr. Riederer serves on the Board of Trustees of Carnegie Mellon University, Franciscan University of Steubenville, and First American Funds.

He was a past chairman of the American Iron and Steel Institute and was also awarded the Gary Memorial Medal in 2001.

Mr. Riederer received a BA in Economics and an MBA from the University of Wisconsin.

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
          Name: C. B. Bezik
          Title: Senior Vice President-Finance

Dated: June 17, 2002